FILED PURSUANT TO RULE 424(B)(5)
REGISTRATION NO.: 333-203744

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock			$126,255,283	$16,262

(1)    Calculated pursuant to Rule 457(o) and in accordance with Rule 457(r) under the Securities Act of 1933, as amended. Payment of the registration fee at the time of filing of the registrant’s then-active registration statement on Form S-3, filed with the Securities and Exchange Commission on April 30, 2012 (File No. 333-181030) (the “2012 Registration Statement”), was deferred pursuant to Rules 456(b) and 457(r) under the Securities Act, and was paid at the time the prospectus supplement for this offering was initially filed on August 22, 2014. In accordance with Rule 415(a)(6) under the Securities Act of 1933, as amended, all of the securities registered pursuant to this prospectus supplement were previously registered on the 2012 Registration Statement. In connection with the prior registration of such unsold securities, the registrant paid a registration fee of $16,262 applicable to such unsold securities. This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the current registration statement on Form S-3 filed with the Securities and Exchange Commission on April 30, 2015 (File No. 333-203744).

PROSPECTUS SUPPLEMENT
(To Prospectus dated April 30, 2015)

Up to $126,255,283 of Common Stock

This prospectus supplement and the accompanying prospectus relate to the offer and sale from time to time of shares of our common stock, $0.01 par value per share, having an aggregate offering price of up to $126,255,283 through Jefferies LLC, Morgan Stanley & Co. LLC, SunTrust Robinson Humphrey, Inc., and UBS Securities LLC, or the sales agents. These sales, if any, will be made pursuant to the terms of the equity distribution agreement between us and the sales agents. We previously registered shares of our common stock, $0.01 par value per share, having an aggregate offering price of up to $175,000,000 for sale pursuant to the terms of the equity distribution agreement between us and the sales agents under our registration statement dated April 30, 2012. This prospectus supplement registers the shares that remain unsold under such agreement under our current registration statement, dated April 30, 2015.
Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “DRE.” The last reported sales price of our common stock on the NYSE on April 29, 2015 was $19.98 per share.
We will pay the sales agents an aggregate fee of up to 2% of the gross sales price per share for any shares sold through them acting as our sales agents. Subject to the terms and conditions of the equity distribution agreement, the sales agents will use their reasonable efforts to sell on our behalf any shares of common stock to be offered by us under the equity distribution agreement. The offering of common stock pursuant to the equity distribution agreement will terminate upon the earlier of (1) the sale of all the shares of our common stock subject to the equity distribution agreement, and (2) the termination of the equity distribution agreement, pursuant to its terms, by either the sales agents or us.
Under the terms of the equity distribution agreement, we also may sell shares to each of the sales agents, as principal for its own respective account, at a price per share to be agreed upon at the time of sale. If we sell shares to any sales agent, acting as principal, we will enter into a separate terms agreement with that sales agent, setting forth the terms of such transaction, and we will describe the terms agreement in a separate prospectus supplement or pricing supplement.
To assist us in maintaining our qualification as a real estate investment trust, or REIT, for federal income tax purposes, no person may own more than 9.8% by value or number of shares, whichever is more restrictive, of our outstanding shares of common stock, unless our board of directors waives this limitation.

Investing in our common stock involves risk. See “Supplemental Risk Factors” beginning on page S-5 of this prospectus supplement, and the risks set forth under the heading “Item 1A. Risk Factors” beginning on page 6 of our Annual Report on Form 10-K for the year ended December 31, 2014.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Jefferies	Morgan Stanley	SunTrust Robinson Humphrey	UBS Investment Bank

The date of this prospectus supplement is April 30, 2015.

Table of Contents

We include cross references in this prospectus supplement to captions elsewhere in these materials where you can find further related discussions. The following table of contents tells you where to find these captions.
PROSPECTUS SUPPLEMENT

ABOUT THIS PROSPECTUS SUPPLEMENT
This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using an “automatic shelf” registration statement. Our shelf registration statement allows us to offer from time to time a wide array of securities. In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under our shelf registration statement and other general information that may apply to this offering. In this prospectus supplement, we provide you with specific information about the common stock that we are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information that you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. You should carefully read both this prospectus supplement and the accompanying prospectus as well as additional information described under “Where You Can Find More Information” in the accompanying prospectus before investing in our common stock.
Generally, when we refer to this “prospectus supplement,” we are referring to both this prospectus supplement and the accompanying prospectus, as well as the documents incorporated by reference herein and therein. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.
You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the sales agents have not, authorized anyone to provide you with different information. You should not rely on any other information that you may otherwise receive. We are not, and the sales agents are not, making an offer to sell or selling these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus, or the documents incorporated by reference herein or therein, is accurate as of any date other than the respective dates of those documents, except where the information is as of a specific date. In case there are any differences or inconsistencies between this prospectus supplement, the accompanying prospectus and the information incorporated by reference, you should rely on the information in the document with the latest date.
Duke Realty Corporation is an Indiana corporation. Our principal offices are located at 600 East 96th Street, Suite 100, Indianapolis, Indiana 46240, and our telephone number at that address is (317) 808-6000. Our website is located at http://www.dukerealty.com. The information contained on our website is not part of this prospectus supplement or the accompanying prospectus.
All references to “Duke Realty,” “we,” “us,” “our” or “the Company” in this prospectus supplement mean Duke Realty Corporation and all entities owned or controlled by Duke Realty Corporation, except where it is made clear that the term means only Duke Realty Corporation.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in or incorporated by reference into this prospectus supplement, including, without limitation, those related to our future operations, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from any predictions of future results, performance or achievements that we express or imply in this prospectus supplement or in the information contained in or incorporated by reference into this prospectus supplement. Some of the risks, uncertainties and other important factors that may affect future results include, among others:

•	Changes in general economic and business conditions, including the financial condition of our tenants and the value of our real estate assets;

•	Our continued qualification as a real estate investment trust, or REIT, for federal income tax purposes;

•	Heightened competition for tenants and potential decreases in property occupancy;

•	Potential changes in the financial markets and interest rates;

•	Volatility in our stock price and trading volume;

•	Our continuing ability to raise funds on favorable terms;

•	Our ability to successfully identify, acquire, develop and/or manage properties on terms that are favorable to us;

•	Potential increases in real estate construction costs;

•
Our ability to successfully dispose of properties on terms that are favorable to us, including, without limitation, through one or more transactions that are consistent with our previously disclosed strategic plans;

•	Our ability to retain our current credit ratings;

•	Inherent risks in the real estate business, including, but not limited to, tenant defaults, potential liability relating to environmental matters and liquidity of real estate investments; and

•	Other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in our other reports and other public filings with the SEC.

This list of risks and uncertainties is only a summary of some of the most important factors and is not intended to be exhaustive. Additional information regarding risk factors that may affect us is included under the caption “Supplemental Risk Factors” beginning on page S-5 of this prospectus supplement and under the caption “Item 1A. Risk Factors” beginning on page 6 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which we filed with the SEC on February 20, 2015. The risk factors contained in our Annual Report are updated by us from time to time in Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and in other public filings we make with the SEC.

Although we presently believe that the plans, expectations and results expressed in or suggested by the forward-looking statements were reasonable at the time they were made, all forward-looking statements are inherently subjective, uncertain and subject to change, as they involve substantial risks and uncertainties, including those beyond our control. New factors emerge from time to time, and it is not possible for us to predict the nature, or assess the potential impact, of each new factor on our business. Given these uncertainties, we caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update or revise any of our forward-looking statements for events or circumstances that arise after the statement is made, except as otherwise may be required by law.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us. It may not contain all the information that may be important to you in deciding whether to invest in our common stock. You should read this entire prospectus supplement and the accompanying prospectus, together with the information incorporated by reference, including the risk factors, financial data and related notes, before making an investment decision.

COMPANY OVERVIEW

We are a self-administered and self-managed REIT, which began operations upon completion of our initial public offering in February 1986. In October 1993, we completed an additional common stock offering and acquired the rental real estate and service businesses of Duke Associates, whose operations began in 1972.

As of December 31, 2014, we:

•
Owned or jointly controlled 729 industrial, office, medical office and other properties encompassing more than 153.2 million rentable square feet, including 85 jointly controlled in-service properties with more than 19.8 million square feet, 20 consolidated properties under development with approximately 5.9 million square feet and three jointly controlled properties under development with more than 1.3 million square feet.

•	Owned, including through ownership interests in unconsolidated joint ventures, more than 3,600 acres of land and controlled more than 1,650 acres through purchase options.

A key component of our overall strategy is to increase our investment in quality industrial properties in both existing and select new markets and to reduce our investment in suburban office properties and other non-strategic assets. On April 1, 2015, we completed the sale of a real estate portfolio, which constituted all of our wholly-owned, in-service suburban office properties located in Nashville, Raleigh, South Florida and St. Louis and consisted of 61 buildings that had an aggregate of 6.9 million square feet and 57 acres of undeveloped land. The purchase price was approximately $1.09 billion, which was paid in a combination of approximately $831 million in cash, after considering the repayment of two mortgage loans that encumbered certain of the properties, closing costs and the settlement of certain working capital items, and approximately $200 million in seller financing. As previously disclosed, the closing for one property that is still under construction is expected to occur later in 2015.

Our headquarters and executive offices are located in Indianapolis, Indiana. In addition, we have regional offices or significant operations in 21 other geographic or metropolitan areas, including Atlanta, Georgia; Baltimore, Maryland; Central Florida; Chicago, Illinois; Cincinnati, Ohio; Columbus, Ohio; Dallas, Texas; Houston, Texas; Minneapolis, Minnesota; Nashville, Tennessee; New Jersey; Northern and Southern California; Pennsylvania; Phoenix, Arizona; Raleigh, North Carolina; St. Louis, Missouri; Savannah, Georgia; Seattle, Washington; Southern Florida; and Washington D.C.

We directly or indirectly hold all of the interests in our properties and land and conduct all of our operations through the Operating Partnership. We control the Operating Partnership as its sole general partner and owned, as of December 31, 2014, approximately 98.9% of the Operating Partnership’s outstanding common units. Holders of common units in the Operating Partnership (other than us) have the right to exchange them for Duke Realty Corporation common stock on a one-for-one basis, subject to certain restrictions. When common units in the Operating Partnership are exchanged for shares of Duke Realty Corporation common stock, our percentage interest in the Operating Partnership increases.

THE OFFERING

Issuer	Duke Realty Corporation, an Indiana corporation.
Common Stock Offered	Common shares, $0.01 par value per share, having aggregate sales proceeds of up to $126,255,283.
Use of Proceeds
We presently intend to use the net proceeds from any sales of shares of common stock resulting from this prospectus supplement to partially fund development, to reduce our outstanding indebtedness and for other general corporate purposes. We have not yet determined which of our outstanding indebtedness will be repaid with the proceeds of this offering.

Conflicts of Interest
Each of the sales agents and/or their affiliates is a lender under our existing unsecured credit facility and certain of the sales agents and/or their affiliates are lenders under our existing term loan. Certain of the sales agents and/or their affiliates perform other services under the lending arrangements. The sales agents and/or their affiliates may provide additional investment banking, broker dealer, lending, financial advisory or other services for us in the future. We may use the net proceeds from sales of shares under this prospectus supplement to repay borrowings under our existing lending arrangements and future lending arrangements in which the sales agents and/or their affiliates participate. See “Supplemental Risk Factors - The sales agents may have conflicts of interest that arise out of contractual relationships they or their affiliates have with us” and “Plan of Distribution (Conflicts of Interest).”

Risk Factors
Before deciding to invest in shares of our common stock, you should read carefully the risks set forth under the heading “Supplemental Risk Factors” beginning on page S-5 of this prospectus supplement, and the risk factors set forth under the heading “Item 1A. Risk Factors” beginning on page 6 of our Annual Report on Form 10-K for the year ended December 31, 2014 for certain considerations relevant to an investment in our common stock.

NYSE Symbol	DRE
Transfer Agent and Registrar	American Stock Transfer & Trust Company, LLC

SUPPLEMENTAL RISK FACTORS

Investing in our common stock involves risks. In deciding whether to invest in our common stock, you should carefully consider the following risk factors and the risk factors included in our 2014 Annual Report on Form 10-K, in addition to the other information contained in this prospectus supplement and the accompanying prospectus and the information incorporated by reference herein and therein. The risks and uncertainties described below and in our 2014 Annual Report on Form 10-K are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of these risks occurs, our business, financial condition or results of operations could be materially and adversely affected. In that case, the value of our common stock and your investment could decline.

Future sales or issuances of our common stock may dilute the ownership interest of existing shareholders and depress the trading price of our common stock.

We cannot predict the effect, if any, that future sales of our common stock, including sales pursuant to the equity distribution agreement, or the availability of our common stock for future sale, will have on the market price of shares of our common stock. Future sales or issuances of our common stock may dilute the ownership interests of our existing shareholders, including purchasers of common stock in this offering. In addition, future sales or issuances of substantial amounts of our common stock may be at prices below the offering price of the shares offered by this prospectus supplement and may adversely impact the market price of our common stock and the terms upon which we may obtain additional equity financing in the future. The perception that such sales or issuances may occur could also negatively impact the market price of our common stock.

The price of our common stock may fluctuate significantly.

The market price of our common stock may fluctuate significantly in response to many factors, including:

•	actual or anticipated variations in our operating results or dividends;

•	changes in our funds from operations or earnings estimates;

•	our ability to meet quarterly estimates published by securities analysts, which may be based on assumptions which differ from our actual results;

•	publication of research reports about us or the real estate industry, generally;

•	increases in market interest rates that lead purchasers of our shares to demand a higher dividend yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to any additional debt we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional shareholders;

•	speculation in the press or investment community;

•	the passage of legislation or other regulatory developments that adversely affect us or our industry;

•	the realization of any of the other risk factors included in, or incorporated by reference to, this prospectus supplement; and

•	general market and economic conditions.

In addition, many of the factors listed above are beyond our control. These factors may cause the market price of our common stock to decline, regardless of our financial condition, results of operations, business or prospects. It is impossible to ensure that the market price of our common stock will not fall in the future.

We may enter into future acquisitions and take certain actions in connection with such acquisitions that could affect the price of our common stock.

As part of our growth strategy, we expect to continue to regularly review acquisition prospects that would offer business and strategic opportunities. In the event of future acquisitions, we could:

•	use a significant portion of our available cash;

•	issue equity securities, which would dilute the current percentage ownership of our shareholders;

•	incur substantial debt;

•	incur or assume contingent liabilities, known or unknown; and

•	incur amortization expenses related to intangibles.

Any such actions by us could harm our business, financial condition, results of operations or prospects and adversely affect the market price of our common stock.

The sales agents may have conflicts of interest that arise out of contractual relationships they or their affiliates have with us.

If we sell shares of our common stock under this prospectus supplement, we may use the net proceeds to repay a portion or all of the outstanding indebtedness under our existing unsecured credit facility or our term loan. UBS Securities LLC and Morgan Stanley Bank, N.A., an affiliate of Morgan Stanley & Co. LLC, are documentation agents, UBS AG, Stamford Branch, an affiliate of UBS Securities LLC, Morgan Stanley Bank, N.A., and SunTrust Bank are lenders under our existing unsecured credit facility. SunTrust Bank, an affiliate of SunTrust Robinson Humphrey, Inc., is a documentation agent and lender under our existing term loan. The sales agents and/or their affiliates may participate in future lending arrangements with us. As a result, a portion or all of the net proceeds of any sale of shares of our common stock under this prospectus supplement may be received by these sales agents and/or their affiliates. Because they may receive the net proceeds of any of these sales, all of the sales agents may have an interest in these sales beyond the customary commissions they receive. This could result in a conflict of interest and cause them to act in a manner that is not in the best interests of us or our investors in connection with any sale of shares of our common stock under this prospectus supplement.

USE OF PROCEEDS

We presently intend to use the net proceeds from any sales of shares of common stock resulting from this prospectus supplement to partially fund development, to reduce our outstanding indebtedness and for other general corporate purposes. We have not yet determined which of our outstanding indebtedness will be repaid with the proceeds of this offering.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have entered into an equity distribution agreement with Jefferies LLC, Morgan Stanley & Co. LLC, SunTrust Robinson Humphrey, Inc., and UBS Securities LLC, the sales agents, under which we may issue and sell over a period of time, and from time to time, shares of our common stock having an aggregate offering price of up to $175,000,000 through the sales agents. Prior to the date of this prospectus supplement, we sold shares of our common stock having an aggregate offering price of $48,744,717 pursuant to this equity distribution agreement. This prospectus supplement relates to our ability to issue and sell over a period of time, and from time to time, the remaining $126,255,283 worth of our common stock through the sales agents. Sales of the shares to which this prospectus supplement and the accompanying prospectus relate, if any, will be made by means of ordinary brokers’ transactions on the NYSE, or otherwise at market prices prevailing at the time of sale or negotiated transactions, or as otherwise agreed with the applicable sales agent. As our sales agents, the sales agents will not engage in any transactions that stabilize our common stock.
Upon written instructions from us, the sales agents will offer the shares of our common stock, subject to the terms and conditions of the equity distribution agreement, on a daily basis or as otherwise agreed upon by us and the sales agents. We will designate the maximum amount of shares of common stock to be sold through the sales agents on a daily basis or otherwise determine such maximum amount together with the sales agents. Subject to the terms and conditions of the equity distribution agreement, each sales agent will use its reasonable efforts to sell on our behalf all of the shares of common stock so designated or determined. We may instruct the sales agents not to sell shares of common stock if the sales cannot be effected at or above the price designated by us in any such instruction. We or the sales agents may suspend the offering of shares of common stock being made through the sales agents under the equity distribution agreement upon proper notice to the other party.
For their service as sales agents in connection with the sale of shares of our common stock that may be offered hereby, we will pay the sales agents an aggregate fee of up to 2% of the gross sales price per share for any shares sold through them acting as our sales agents. The remaining sales proceeds, after deducting any expenses payable by us and any transaction fees imposed by any governmental, regulatory or self-regulatory organization in connection with the sales, will equal our net proceeds for the sale of such shares.
The sales agents will provide written confirmation to us following the close of trading on the NYSE on each day in which shares of common stock are sold by them on our behalf under the equity distribution agreement. Each confirmation will include the number of shares sold on that day, the gross sales price per share, the compensation payable by us to the sales agents and the proceeds to us net of such compensation.
Settlement for sales of common stock will occur, unless the parties agree otherwise, on the third business day following the date on which any sales were made in return for payment of the proceeds to us net of compensation paid by us to the sales agents. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.
We will deliver to the NYSE copies of this prospectus supplement and the accompanying prospectus pursuant to the rules of the NYSE. Unless otherwise required, we will report at least quarterly the number of shares of common stock sold through the sales agents under the equity distribution agreement, the net proceeds to us and the compensation paid by us to the sales agents in connection with the sales of common stock.
Under the terms of the equity distribution agreement, we also may sell shares to each of the sales agents, as principal for its own respective account, at a price per share to be agreed upon at the time of sale. If we sell shares to a sales agent, acting as principal, we will enter into a separate terms agreement with that sales agent setting forth the terms of such transaction, and we will describe the terms agreement in a separate prospectus supplement or pricing supplement.
In connection with the sale of common stock on our behalf, the sales agents may be deemed to be “underwriters” within the meaning of the Securities Act, and the compensation paid to the sales agents may be deemed to be underwriting commissions or discounts. We have agreed, under the equity distribution agreement, to provide indemnification and contribution to the sales agents against certain civil liabilities, including liabilities under the Securities Act.

In the ordinary course of their business, the sales agents and/or their affiliates have in the past performed, and may continue to perform, investment banking, broker dealer, lending, financial advisory or other services for us for which they have received, or may receive, separate fees. As described above under “Use of Proceeds,” we may use the net proceeds from this offering to reduce our outstanding indebtedness, which could include the repayment of borrowings under our existing unsecured credit facility or term loan, as well as future lending arrangements in which the sales agents and/or their affiliates participate. UBS Securities LLC and Morgan Stanley Bank, N.A., an affiliate of Morgan Stanley & Co. LLC, are documentation agents, UBS AG, Stamford Branch, an affiliate of UBS Securities LLC, Morgan Stanley Bank, N.A., and SunTrust Bank are lenders under our existing unsecured credit facility. SunTrust Bank, an affiliate of SunTrust Robinson Humphrey, Inc., is a documentation agent and lender under our existing term loan. To the extent that the net proceeds of this offering are applied to repay borrowings under our existing unsecured credit facility and/or term loan, UBS Securities LLC, Morgan Stanley & Co. LLC, and SunTrust Robinson Humphrey, Inc. and/or their affiliates will receive a portion of the net proceeds of this offering and the amount received by them through the repayment of those borrowings may exceed 5% of the proceeds of this offering (not including the sales agents’ discounts, if any, and commissions). Nonetheless, in accordance with FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this offering because, under FINRA Rule 5121, REITs are excluded from that requirement.
In November 2013, SunTrust Robinson Humphrey, Inc. acted as a co-manager in connection with the offering of $250,000,000 of 3.875% Senior Notes due 2021 of our Operating Partnership, and received an underwriting discount related thereto. In November 2014, Morgan Stanley & Co. LLC, SunTrust Robinson Humphrey, Inc. and UBS Securities LLC acted as co-managers in connection with the offering of $300,000,000 of 3.750% Senior Notes due 2024 of our Operating Partnership, and each received an underwriting discount related thereto.
We estimate that the total expenses from this offering payable by us, excluding compensation payable to the sales agents under the equity distribution agreement, will be approximately $165,000.
The offering of common stock pursuant to the equity distribution agreement will terminate upon the earlier of (1) the sale of all the shares of our common stock subject to the equity distribution agreement or (2) the termination of the equity distribution agreement, pursuant to its terms, by either the sales agents or us.

LEGAL MATTERS

The legality of the securities offered by this prospectus supplement will be passed on for us by Alston & Bird LLP, Atlanta, Georgia. Certain legal matters in connection with this offering will be passed upon for the sales agents by Clifford Chance US LLP, New York, New York.

Up to $126,255,283 of Common Stock

Jefferies	Morgan Stanley	SunTrust Robinson Humphrey	UBS Investment Bank

April 30, 2015